                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934



                       J.B. HUNT TRANSPORT SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   445658-10-7
                                 (CUSIP Number)

                             Charles C. Price, Esq.
                         Wright, Lindsey & Jennings LLP
                             200 West Capitol Avenue
                        Little Rock, Arkansas 72201-3699
                                  501-371-0808
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 30, 2002
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

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                                  SCHEDULE 13D


CUSIP No.          445658-10-7
          --------------------

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           J.B. HUNT, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           NOT APPLICABLE
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           STATE OF ARKANSAS
--------------------------------------------------------------------------------
    NUMBER OF            7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                -0-
  OWNED BY EACH          -------------------------------------------------------
    REPORTING            8     SHARED VOTING POWER
   PERSON WITH
                               8,562,301
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                               -0-
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               8,562,301
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,562,301
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.5%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D


CUSIP No.          445658-10-7
          --------------------

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           J.B. HUNT
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           NOT APPLICABLE
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF            7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                140,199
  OWNED BY EACH          -------------------------------------------------------
    REPORTING            8     SHARED VOTING POWER
   PERSON WITH
                               8,683,206
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                               140,199
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               8,683,206
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,823,405
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

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ITEM 1. Security and Issuer

         This statement relates to the common stock, $0.01 par value, of J.B. Hunt Transport Services, Inc. (the "Issuer"). The CUSIP number for the common stock is 445658-10-7. The executive offices of the Issuer are located at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745.


ITEM 2. Identity and Background

         (a)      Name: Johnelle D. Hunt

         (b) Business address: 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745

         (c) Present Occupation: Corporate Secretary, J.B. Hunt Transport Services, Inc.

         (d) Johnelle D. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Johnelle D. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: United States of America


         (a)      Name: Johnelle Hunt. LLC

         (b)      Business address: 611 Highway 45, Fayetteville, Arkansas 72703

         (c) Principal Business: Management of the personal investments and business assets of Johnelle D Hunt, its Co-Manager.

         (d) The Johnelle Hunt, LLC, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Johnelle Hunt, LLC, was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: State of Arkansas



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         (a)      Name: J.B. Hunt

         (b) Business address: 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745

         (c) Present Occupation: Senior Chairman of the Board, J.B. Hunt Transport Services, Inc.

         (d) J.B. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) J.B. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: United States of America


         (a)      Name: J.B. Hunt, LLC

         (b)      Business address: 611 Highway 45, Fayetteville, Arkansas 72703

         (c) Principal Business: Management of the personal investments and business assets of J.B. Hunt, its Co-Manager.

         (d) The J.B. Hunt, LLC, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The J.B. Hunt, LLC, was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: State of Arkansas

ITEM 3. Source and Amount of Funds or Other Consideration

         Not applicable.

ITEM 4. Purpose of Transaction

         This Schedule 13D reports the sale by the Johnelle Hunt, LLC, of 3,100,000 shares of the common stock of J.B. Hunt Transport Services, Inc. ("Company") in public offering of common stock by the Company on May 30, 2002. The shares were sold by the Johnelle Hunt, LLC, on behalf of Johnelle D. Hunt. This sale affected beneficial ownership of other parties (i.e, Mr. J.B. Hunt and the J.B. Hunt LLC) because both Mr. Hunt and Mrs. Hunt serve as co-managers of both the J.B. Hunt, LLC, and the Johnelle Hunt, LLC.

         This sale significantly reduces the shares owned by Mrs. Hunt. As Co-Manager of the J.B. Hunt, LLC, however, Mrs. Hunt continues to share beneficial ownership of approximately 23.9% of Company stock.



                                     Page 5
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ITEM 5. Interest in Securities of the Issuer

         (a) The Johnelle Hunt, LLC, is the beneficial owner of 120,905 shares of common stock of the Company which represents 0.33% of the outstanding shares of the Company.

         (b)      Johnelle Hunt, LLC:

                  Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote:                              -0-
                  (ii)     Shared power to vote or to direct the vote:                        120,905
                  (iii)    Sole power to dispose or to direct the disposition of:                 -0-
                  (iv)     Shared power to dispose or to direct the disposition of:           120,905


         (c) On May 30, 2002, the Johnelle Hunt, LLC, sold 3,100,000 shares of the common stock, par value $.01, of the Company in a public offering of securities. Mrs. Hunt is a Co-Manager of the Johnelle Hunt, LLC.

         (d)      Not applicable.

         (e) The Johnelle Hunt, LLC, ceased to be a reporting person upon the sale of the shares described in (c) above.

         (a) The total number of shares outstanding on March 31, 2002, was 36,365,045 shares. This is prior to the sale by the Company of 2,000,000 shares of stock in a public offering on May 30, 2002.

                  Mrs. Hunt is the beneficial owner of 8,686,317 shares of common stock of the Company, which represents 23.9% of the outstanding shares of the Company.

         (b)      Johnelle D. Hunt:

                  Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote:                            3,111
                  (ii)     Shared power to vote or to direct the vote:                      8,683,206
                  (iii)    Sole power to dispose or to direct the disposition of:               3,111
                  (iv)     Shared power to dispose or to direct the disposition of:         8,683,206

         (c) On May 30, 2002, the Johnelle Hunt, LLC, sold 3,100,000 shares of the common stock, par value $.01, of the Company in a public offering of securities. Mrs. Hunt is a co-manager of the Johnelle Hunt, LLC.

         (d)      Not applicable.

         (e) The Johnelle Hunt, LLC, ceased to be a reporting person upon the sale of the shares described in (c) above.



                                     Page 6
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         (a)      The J.B. Hunt, LLC, is the beneficial owner of 8,562,301
                  shares of common stock of the Company, which represents 23.5% of the outstanding shares of the Company.

         (b)      J. B. Hunt, LLC:

                  Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote:                              -0-
                  (ii)     Shared power to vote or to direct the vote:                      8,683,206
                  (iii)    Sole power to dispose or to direct the disposition of:                 -0-
                  (iv)     Shared power to dispose or to direct the disposition of:         8,683,206

         (c) On May 30, 2002, the Johnelle Hunt, LLC, sold 3,100,000 shares of the common stock, par value $.01, of the Company in a public offering of securities. Mrs. Hunt is a co-manager of the Johnelle Hunt, LLC.

         (d)      Not applicable.

         (e)      Not applicable.



         (a) Mr. Hunt is the beneficial owner of 8,823,405 shares of common stock of the Company, which represents 24.3% of the outstanding shares of the Company.

         (b)      J.B. Hunt:

                  Number of shares as to which the person has:
                  (i)      Sole power to vote or to direct the vote:                          140,199
                  (ii)     Shared power to vote or to direct the vote:                      8,683,206
                  (iii)    Sole power to dispose or to direct the disposition of:             140,199
                  (iv)     Shared power to dispose or to direct the disposition of:         8,683,206


         (c) On May 30, 2002, the Johnelle Hunt, LLC, sold 3,100,000 shares of the common stock, par value $.01, of the Company in a public offering of securities. Mrs. Hunt is a co-manager of the Johnelle Hunt, LLC.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.


ITEM 7. Material to be Filed as Exhibits

         Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   6/10/02
     -----------------------------------------

Signature:  /s/  J.B. Hunt
          ------------------------------------
            J.B. HUNT





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